EXHIBIT 12.1

General Steel Holdings Inc. and Subsidiaries
Statement Re: Computation of Ratios

	Six Months	Year Ended December 31,
	ended	2008	2007		2006		2005		2004
	June 30,
Earnings:	2009
Income (loss) before income taxes	$(8,727,621)	$(25,277,394)	$39,262,988		$1,831,979		$4,112,137		$2,285,656

Add:
Total fixed charges	21,860,456	24,160,568	9,863,214		2,524,141		1,777,195		1,649,817

Less:
Interest capitalized	7,937,911	10,626,736	1,037,793		186,432		57,844		186,432
Noncontrolling interest in pre-tax income of subsidiaries	2,968,032	1,895,941	-		-		-		-
Total earrings:	$2,226,892	$(13,639,503)	$48,088,409		$4,169,688		$5,831,488		$3,749,041

Fixed charges:
Interest expensed, net of capitalization	$13,922,545	$13,533,832	$8,825,421		$2,337,709		$1,719,351		$1,463,385
Interest capitalized	7,937,911	10,626,736	1,037,793		186,432		57,844		186,432
Total fixed charges	$21,860,456	$24,160,568	$9,863,214		$2,524,141		$1,777,195		$1,649,817

Ratio of earnings to fixed charges	-	-	4.88	x	1.65	x	3.28	x	2.27	x

Deficiency of earnings to fixed charges	$19,633,564	$37,800,071	$-		$-		$-		$-

Preferred stock dividends	$-	$-	$-		$-		$-		$-

Ratio of earnings to combined fixed charges and preferred stock dividends	-	-	4.88	x	1.65	x	3.28	x	2.27	x

Deficiency of earnings to combined fixed charges and preferred stock dividends	$19,633,564	$37,800,071	$-		$-		$-		$-